Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2018

DRDGOLD Shareholders (“Shareholders”) are referred to the announcement published on SENS on 1 August 2018, wherein Shareholders were advised of the implementation of the acquisition of Far West Gold Recoveries assets from Sibanye Gold Limited, trading as Sibanye-Stillwater, (“Sibanye-Stillwater”), effective 31 July 2018 (the “Transaction”).
Following the implementation of the Transaction, Sibanye-Stillwater holds 38.05% of DRDGOLD ordinary shares in issue and consequently reports on its interest in DRDGOLD with effect from 31 July 2018. In the circumstances, and considering that Sibanye‑Stillwater provides operating updates to the market on a quarterly basis, DRDGOLD will similarly provide quarterly operating updates with effect from the quarter ended 30 September 2018.
The operating update of the Company for the quarter ended 30 September 2018 is as follows:

Quarter ended 30 September 2018

Production
Gold produced	kg	1 169
	oz	37 572
Gold sold	kg	1 118
	oz	35 944
Ore milled	Metric (000't)	6 249
Yield	Metric (g/t)	0.187

Price and costs
Gold price received	R per kg	545 867
	US$ per oz	1 208
Adjusted EBITDA*	Rm	12.8

	US$m	0.9
Cash operating costs	R/t	94
	US$/t	7
Cash operating costs	R per kg	509 979
	US$ per oz	1 129
All-in sustaining costs**	R per kg	541 541
	US$ per oz	1 199
All-in costs**	R per kg	658 180
	US$ per oz	1 457

		Quarter ended 30 September 2018
Capital expenditure
Sustaining	Rm	3.8
	US$m	0.3
Non-sustaining/growth	Rm	117.6
	US$m	8.4

Average R/US$ exchange rate		14.05

*The adjusted earnings before interest, taxes, depreciation and amortisation (“EBITDA”) is based on the definitions in DRDGOLD’s revolving credit facility agreements. Adjusted EBITDA is not an IFRS measure and is provided for illustrative purposes only and because of its nature, it may not fairly present the Company’s results of operations.

**All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production of 1 169 kilograms or 37 572 ounces was achieved for the quarter, tracking the guidance previously provided of between 148 000 and 154 000 ounces for the 2019 financial year.

Cash operating costs per ton increased by 7% from R88/t for the 2018 financial year (“FY2018”), with increases also reflected in cash operating costs per kilogram and all-in sustaining costs per kilogram.
All-in costs per kilogram include growth capital of just under R115 million relating to Far West Gold Recoveries.
The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has been neither reviewed nor reported on by DRDGOLD’s external auditors.
The full reporting suite for FY2018 is available on the Company’s website at http://www.drdgold.com/investors-and-media/annual-reports/2018.

Johannesburg
31 October 2018

Sponsor
One Capital